UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

June 22, 2018

YATRA ONLINE, INC.

1101-03, 11th Floor, Tower-B,

Unitech Cyber Park,

Sector 39, Gurgaon, Haryana 122002,

India

(Address, Including ZIP Code, and Telephone Number,

Including Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Launch and Pricing of Public Offering of Ordinary Shares

On June 21, 2018, Yatra Online, Inc. (the “Company”) entered into an underwriting agreement (the “Underwriting Agreement”), with Citigroup Global Markets Inc. and Jefferies LLC, as representatives of the several underwriters named therein (the “Underwriters”), relating to an underwritten public offering (the “Offering”), of 9,000,000 of its ordinary shares at a public offering price of $5.50 per share. The Company has granted the Underwriters a 30-day option to purchase up to 1,350,000 additional ordinary shares at the public offering price less the underwriting discounts and commissions. The Offering is expected to close on or about June 26, 2018, subject to customary closing conditions.

The foregoing description of the Underwriting Agreement is only a summary and is qualified in its entirety by reference to the Underwriting Agreement, a copy of which is attached as Exhibit 1.1 to this Report on Form 6-K.

The Offering is being made pursuant to the Company’s effective registration statement on Form F-3 (File No. 333-224661), previously filed with, and declared effective by, the U.S. Securities and Exchange Commission (the “SEC”). The Company has filed a final prospectus supplement dated June 21, 2018, relating to the Offering, with the SEC.

On June 20, 2018, Yatra Online, Inc. issued a press release titled “Yatra Announces Launch of Public Offering of Ordinary Shares.” A copy of this press release is attached as Exhibit 99.1 to this Report on Form 6-K.

On June 22, 2018, Yatra Online, Inc. issued a press release titled “Yatra Announces Pricing of Public Offering of Ordinary Shares.” A copy of this press release is attached as Exhibit 99.2 to this Report on Form 6-K.

This Report on Form 6-K does not constitute an offer to sell, or a solicitation of an offer to buy, any securities of the Company or any of its subsidiaries, including, without limitation, the ordinary shares proposed to be offered and sold pursuant to the final prospectus supplement and registration statement described above.

Exhibit Index

Exhibit No.	Description

1.1	Underwriting Agreement, dated June 21, 2018, among the Company and Citigroup Global Markets Inc. and Jefferies LLC, as representatives of the several underwriters named therein.
5.1	Opinion of Maples and Calder.
99.1	Press Release of Yatra Online, Inc., dated June 20, 2018, related to the launch of the Ordinary Shares offering.
99.2	Press Release of Yatra Online, Inc., dated June 22, 2018, related to the pricing of the Ordinary Shares offering.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YATRA ONLINE, INC.

Date: June 22, 2018	By:	/s/ Dhruv Shringi
Dhruv Shringi
Chief Executive Officer

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